BioHarvest Sciences Inc.

Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2025

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc.

Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2025

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Financial Position U.S. dollars in thousands

	Notes	As at June 30, 2025	As at December 31, 2024
Assets
Current assets
Cash and cash equivalents		$ 3,727	$ 2,390
Trade accounts receivable		1,614	1,116
Other accounts receivable		858	695
Inventory		4,127	3,655
Total current assets		10,326	7,856

Non-current
Restricted cash		397	371
Property and equipment, net		8,232	7,750
Right-of-use assets, net	3	8,843	9,024
Total non-current assets		17,472	17,145
Total assets		$ 27,798	$ 25,001

Liabilities
Current liabilities
Trade accounts payable		$ 3,421	$ 3,525
Other accounts payable		4,503	3,609
Deferred revenue		990	906
Lease liabilities	3	1,454	772
Loans	6	4,722	3,905
Liability for Agricultural Research Organization		1,552	1,140
Accrued liabilities		463	401
Total current liabilities		17,105	14,258

Non-current liabilities
Lease liability	3	9,654	9,141
Loans	6	5,262	-
Liability to Agricultural Research Organization		-	272
Total non-current liabilities		14,916	9,413

Shareholders’ equity (deficit)
Share capital and contributed surplus	4	98,613	97,748
Accumulated deficit		(102,836)	(96,418)
Total Shareholders’ equity (deficit)		(4,223)	1,330

Total liabilities and shareholders’ equity (deficit)		$ 27,798	$ 25,001

Going concern (Note 1B)

August 11, 2025	‘Zaki Rakib’	‘Ilan Sobel’
Date of approval of the financial statements	Chairman of the Board	Chief Executive Officer

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss U.S. dollars in thousands, except per share data

	Three-months period ended June 30,		Six-months period ended June 30,
	2025	2024	2025	2024
Revenues	$ 8,515	$ 6,027	$ 16,375	$ 11,371
Cost of revenues	3,429	2,925	6,694	5,266
Gross profit	5,086	3,102	9,681	6,105

Operating expenses
Research and development	1,337	1,088	2,582	2,122
Sales and marketing	3,987	2,812	7,668	5,376
General and administrative	1,577	978	2,965	1,807
Total operating expenses	(6,901)	(4,878)	(13,215)	(9,305)

Operating loss	(1,815)	(1,776)	(3,534)	(3,200)
Finance income	-	(1,467)	-	(49)
Finance expenses	2,226	378	2,807	4,117
Net loss before tax	(4,041)	(687)	(6,341)	(7,268)
Taxes on income	39	-	77	-
Net loss and comprehensive loss	$ (4,080)	$ (687)	$ (6,418)	$ (7,268)

Basic and diluted loss per share	(0.24)	(0.04)	(0.37)	(*) (0.48)
Weighted average number of shares outstanding	17,328,348	16,348,802	17,328,347	(*) 15,047,396

(*) After giving effect to the share consolidation indicated in Note 4b

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) U.S. dollars in thousands

For the six-month period ended June 30, 2025:

	Number of shares	Share capital and contributed surplus	Accumulated deficit	Total equity (deficit)
Balance, December 31, 2024	17,327,716	$97,748	$(96,418)	$1,330
Share based compensation	-	316	-	316
Issuance of shares in lieu of vested RSUs	5,714	-	-	-
Warrants extension (Note 4)	-	549	-	549
Comprehensive loss for the period	-	-	(6,418)	(6,418)
Balance, June 30, 2025	17,333,430	$98,613	$(102,836)	$(4,223)

For the six-month period ended June 30, 2024

	Number of shares (*)	Share capital and contributed surplus	Accumulated deficit	Total equity (deficit)
Balance, December 31, 2023	13,676,798	$68,652	$(83,505)	$(14,853)
Exercise of options and warrants by employees and consultants	106,132	408	-	408
Share based compensation	-	328	-	328
Conversion of Convertible Loans	2,940,882	20,527	-	20,527
Issuance of warrants	-	2,296	-	2,296
Reclassification of warrants	-	934	-	934
Issuance of units of securities	603,904	4,330	-	4,330
Comprehensive loss for the period	-	-	(7,268)	(7,268)
Balance, June 30, 2024	17,327,716	$97,475	$(90,773)	$6,702

(*) After giving effect to the share consolidation indicated in Note 4b

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Cash Flows U.S. dollars in thousands

	Six-months period ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$ (6,418)	$ (7,268)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	806	559
Fair value adjustments of Convertible loans	-	3,453
Fair value adjustments of derivative liability - Warrants	-	408
Interest over Agricultural Research Organization liability	139	187
Finance expense (income), net	1,920	(13)
Share based compensation	316	328
Changes in operations assets and liabilities:
Change in trade accounts receivable	(498)	(97)
Change in other accounts receivable	(163)	(191)
Change in inventory	(472)	(102)
Changes in trade accounts payable, other accounts payable and accrued liabilities	1,402	(*) 241
Changes in deferred revenue	85	(*) (3)
Cash used in operations	(2,883)	(2,498)
Interest paid	-	(38)
Net cash used in operating activities	(2,883)	(2,536)

Cash flow from investing activities:
Purchase of property and equipment	(1,276)	(1,930)
Deposit of restricted cash for bank guarantee, net of drawing	4	(225)
Net cash used in investing activities	(1,272)	(2,155)

Cash flow from financing activities:
Repayments of lease liabilities	(477)	(248)
Proceeds from loans, net of repayments	5,985	-
Net proceeds from issuance of units of securities	-	4,330
Exercise of options and warrants by employees and consultants	-	408
Net cash provided by financing activities	5,508	4,490

Exchange rate differences on cash and cash equivalents	(16)	14
Increase (Decrease) in cash and cash equivalents	1,353	(201)
Cash and cash equivalents at the beginning of the period	2,390	5,355
Cash and cash equivalents at the end of the period	$ 3,727	$ 5,168

Significant non-cash transactions:
Conversion of Convertible loans into shares	-	20,527
Reclassification of warrants as an equity instrument	-	934
Purchase of property in installment agreement	-	1,995
Recognition of right-of-use assets and lease liabilities	399	8,648

(*) Certain comparative amounts have been reclassified to conform to the current period presentation

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 1 - GENERAL:

A.Description of the Company and its operations:

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”), together with its wholly owned subsidiaries, was incorporated under the Business Corporations Act of British Columbia on April 19, 2013. The Company fully owns BioHarvest Ltd. (“BioHarvest”), a company incorporated in Israel, and Superfood Nutraceuticals Inc. (“Superfood”) a company incorporated in Delaware, USA.

BioHarvest was incorporated in January 2007 and commenced its activity in July 2007.

In July 2014, BioHarvest Ltd incorporated a Delaware based wholly owned subsidiary, BioHarvest Inc (“BioHarvest Inc”).

On October 28, 2020, BioHarvest Sciences incorporated a Delaware based wholly owned subsidiary, Superfood Nutraceuticals Inc. (“Superfood”).

The Company is publicly listed and traded on the Nasdaq Stock Market under the symbol BHST, traded on the Frankfurt Stock Exchange under the symbol 8MV0, traded on the Munich Stock Exchange under the symbol 8MV0, traded on the Stuttgart Stock Exchange under the symbol 8MV0 and traded on the Dusseldorf Stock Exchange under the symbol 8MV0.

On February 14, 2025, the Company completed a voluntary delisting process of its common shares from the Canadian Securities Exchange and continue to be listed on the Nasdaq Stock Market.

The registered address of the Company is 1140-625 Howe St., Vancouver, BC V6C 2T6, Canada.

Description of Business

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, at an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself. The Botanical Synthesis Platform Technology is the only non-genetically modified organism platform that can produce plant cells with significantly higher concentrations of active ingredients (as compared to those that are produced naturally), as well as extremely high levels of solubility and bio-availability. The Botanical Synthesis Platform Technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

The Company is currently focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven therapeutic solutions through two business units:

1.The Products Business Unit, comprises:

a)Nutraceuticals: Research, development, manufacturing, marketing and sales of science-based therapeutic nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

b)Cosmeceuticals: Research and development for future manufacturing, marketing and sales of science-based therapeutic cosmeceutical solutions; and

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 1 - GENERAL (Continued):

2.The CDMO Services Business Unit comprising a Contract Development and Manufacturing Operation (“CDMO”) that offers customers from the pharmaceutical, cosmeceutical, nutraceutical and nutrition industries the development and future manufacturing of specific plant-based active molecules, via an end-to-end service agreement.

B.Going concern:

The Company has incurred losses from operations since its inception. As of June 30, 2025, the Company has an accumulated deficit of $102,836. The Company generated negative cash flows from operating activities of $2,883 and a loss in the amount of $6,418 for the six month period ended June 30, 2025. As of the date of the issuance of these unaudited interim condensed consolidated financial statements, the Company has not yet commenced generating sufficient sales to fund its operations and therefore depends on fundraising from new and existing investors to finance its activities. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

The Company’s management plans to fund near-term anticipated activities based on proceeds from capital fund raising, debt instruments in the form of convertible loans, short-term loans, long-term loans and future revenues.

The unaudited interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The accompanying unaudited interim condensed consolidated financial statements of the Company were authorized for issue by the Board of Directors on August 11, 2025.

C.War in Israel:

The Company’s principal place of business, operations and its facilities, where most of its employees are employed, are located in Rehovot and Yavne, Israel. In addition, the majority of the Company’s key employees and senior management are Israeli citizens.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel declared war against Hamas and the Israeli military began to call-up reservists for an active duty.

At the same time, there is also a war between Israel and Hezbollah in Lebanon. On November 27, 2024, a ceasefire agreement was signed by Israel and Lebanon until February 18, 2025. A large-scale fighting between Israel and Hezbollah has not resumed despite the ceasefire’s expiry and the lack of a follow-up agreement.

In June 2025, a significant escalation in hostilities occurred between Israel and Iran, resulting in widespread military operations. On June 24, 2025, Israel and Iran agreed on an immediate ceasefire.

As of the date of these unaudited interim condensed consolidated financial statements, these events have had no material impact on the Company’s operations.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 2 - BASIS OF PREPARATION:

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and Interpretations (collectively IFRS Accounting Standards). These interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all the information required for annual consolidated financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2024. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2024, are applied consistently in these unaudited interim consolidated financial statements.

New IFRSs adopted in the period

The following amendments are effective for the period beginning January 1, 2025:

On August 15, 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the Amendments).

These Amendments are applicable for annual reporting periods beginning on or after 1 January 2025. The Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The Amendments also introduce additional disclosure requirements when an entity estimates a spot exchange rate because a currency is not exchangeable into another currency. IAS 21, prior to the Amendments, did not include explicit requirements for the determination of the exchange rate when a currency is not exchangeable into another currency, which led to diversity in practice. When applying the Amendments, an entity is not permitted to restate comparative information. These Amendments have had no material effect on the unaudited interim condensed consolidated financial statements.

NOTE 3 - LEASES:

The Company leases several facilities in Israel from which it operates. The Company also leases certain items of property and equipment which contain a lease of vehicles.

All leases are stated in Israeli New Shekel (“NIS” or “ILS”) and accounted for by recognizing a right-of-use asset and a lease liability except for:

a)Leases with low value assets; and

b)Leases with a duration of 12 months or less.

On January 16, 2025, the Company amend its lease agreement with the lessor for its Yavne manufacturing facility, until September 2025, subject to 2 extension options for an additional 6 months each. The average monthly fees are NIS 101 ($28), including an annual increase and other adjustments, subject to the Consumer Price Index published by the Israeli Central Bureau of Statistics.

At the commencement of the lease, the Company believes it is probable the 2 extension options for an additional total of 1 year will be exercised.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 3 - LEASES (Continued):

On June 1, 2025, the Company amend its lease agreement with the lessor for its Rehovot laboratories and offices facilities, until May 2028. The Company has the option to terminate the lease agreement (partially or completely) within the lease period. The average monthly fees are NIS 63 ($18) subject to the Consumer Price Index published by the Israeli Central Bureau of Statistics.

At the commencement of the lease, the Company believes it is probable that the lease agreement will be partially terminated early.

NOTE 4 - SHARE CAPITAL:

	Number of shares
	June 30, 2025	December 31, 2024
	Issued and outstanding	Issued and outstanding
Common shares	17,333,430	17,327,716

a)The Company is authorized to issue an unlimited number of common shares.

b)On May 27, 2024, the Company’s shareholders approved a 35-for-1 share consolidation, (hereinafter referred to as the 35:1 Share Consolidation) of the Company’s common shares pursuant to which the holders of the Company’s common shares received one common share for every 35 common shares held. The 35:1 Share Consolidation was approved by the Canadian Securities Exchange and is effective from June 3, 2024. All common shares (issued and unissued) were consolidated on the basis that every 35 common shares of no-par value were consolidated into 1 common share of no-par value.

c)On April 11, 2025, the Company extended the expiry date of 493,239 Early Conversion Warrants and 257,143 Major Investor Warrants by additional 24 months in connection with the new loan facilities (Note 6C) (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding Early Conversion Warrants and Major Investor Warrants).

d.On June 3, 2025, the Company extended the expiry date of 9,794 Early Conversion Warrants by additional 24 months in connection with the new loan facilities (Note 6C) (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding Early Conversion Warrants).

e.On June 10, 2025, the Company issued 5,714 common shares in lieu of vested RSUs.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 4 - SHARE CAPITAL (Continued):

f)The following table summarizes information about the warrants outstanding as at June 30, 2025:

	Warrants Outstanding
June 30, 2025	Exercise Price	Expiry Date
(*) 261,031	(*) $7.77	October 30, 2025
(*) 257,143	(*) $7.77	October 30, 2027
150,978	$11.52	December 28, 2025
724,904	$7.77	October 30, 2025
453,597	$7.77	October 30, 2027
131,279	$7.77	December 22, 2025
49,436	$7.77	December 22, 2027
2,028,368	-	-

(*) After giving effect to the share consolidation indicated in Note 4b

NOTE 5 - SHARE BASED COMPENSATION:

a)Options granted under the Company’s 2008 Israeli Share Option Plan (“Plan”) are exercisable within 10 years from the date of grant upon payment of the exercise price as indicated in the Plan.

b)The following table summarizes information regarding expenses relating to share-based compensation:

	Three months ended June 30, 2025	Six months ended June 30, 2025	Three months Ended June 30, 2024	Six months Ended June 30, 2024
Equity settled compensation	184	316	194	328
	184	316	194	328

c)A summary of activity related to options granted to purchase the Company’s shares under the Company’s share option plan is as follows:

	June 30, 2025		December 31, 2024(*)
	Number of Options	Weighted Average Exercise Price	Number of Options (*)	Weighted Average Exercise Price
Options outstanding at beginning of period	1,902,090	6.30	1,807,456	6.15
Changes during the period:
Granted	-	-	214,885	6.23
Exercised	-	-	(106,132)	3.67
Forfeited	(16,310)	6.85	(14,119)	5.89
Options outstanding at the end of the period (**)	1,885,780	6.33	1,902,090	6.30
Options exercisable at end of period	1,693,203	6.36	1,620,445	6.04

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 5 - SHARE BASED COMPENSATION (Continued):

(*) After giving effect to the share consolidation indicated in Note 4b

(**) The options outstanding on June 30, 2025, had a weighted-average contractual life of 6.03 years (June 30, 2024: 6.80 years)

d)A summary of activity related to warrants granted to purchase the Company’s shares, accounted for as share based compensation, is as follows:

	June 30, 2025		December 31, 2024(*)
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Warrants outstanding at the beginning of the period	73,557	7.54	64,986	7.66
Changes during the period:
Issued	-	-	8,571	6.65
Exercised	-	-	-	-
Expired	-	-	-	-
Warrants outstanding at the end of the period(**)	73,557	7.54	73,557	7.54

(*) After giving effect to the share consolidation indicated in Note 4b.

The following table summarizes information about the warrants outstanding as at June 30, 2025:

	Warrants Outstanding
June 30, 2025 (*)	Exercise Price (*)	Expiry Date
64,986	$7.66	October 25, 2027
8,571	$6.65 (CAD 9.1)	April 26, 2026
73,557

(*) After giving effect to the share consolidation indicated in Note 4b

e.On April 11, 2025, the Company extended the expiry date of 64,986 warrants by additional 24 months in connection with the new loan facilities (Note 6C).

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 6 - LOANS:

A.Short-term loans:

During the six-month period ended June 30, 2025, the Company borrowed from private investors $1,677 under the following terms:

1)The Company will pay a 16% annual interest rate, with equal payments to be made monthly against both principal and interest.

2)The Company will pay a 20% annual interest rate with a payment of both principal and interest at the end of the loan term.

Any loan amount will have a term of 12 months from the date the funds are received.

A summary of movements of principal and interest during the six-month period ending June 30, 2025, is as follows:

	16%	20%	Total
Balance as of January 1, 2024	-	-	-
Proceeds from drawing loans	1,510	1,907	3,417
Accrued interest recognized in Profit or loss	26	34	60
Repayment of principal and interest	(103)	-	(103)
Balance as of December 31, 2024	1,433	1,941	3,374
Proceeds from drawing loans	1,040	637	1,677
Accrued interest recognized in Profit or loss	160	260	420
Repayment of principal and interest	(1,305)	-	(1,305)
Balance as of June 30, 2025	1,328	2,838	4,166

The outstanding balance is presented as short-term loan.

B.Unconverted portion of Convertible loan A:

On maturity date of Convertible loan A (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding convertible loan A). an amount of $521 of unconverted portion of Principal Loan Amount and any interest accrued up to the maturity date is due for immediate payment. The Company accrue interest of 9% per annum over the due amount from the maturity date up to the date it will fully repay. The lenders are entitled to demand, at any time, immediate payment of the due amount.

	Unconverted Principal Loan Amount and interest	Interest up to fully repay	Total
Balance as of January 1, 2024	-	-	-
Reclassification of unconverted portion of Principal Loan Amount and interest	521	-	521
Accrued interest recognized in Profit or loss	-	10	10
Balance as of December 31, 2024	521	10	531
Accrued interest recognized in Profit or loss	-	25	25
Balance as of June 30, 2025	521	35	556

The outstanding balance is presented as short-term loan.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 6 - LOANS (Continued):

C.Returning investor notes:

During the six-month period ended June 30, 2025, the Company received $3,925 as part of a new loan facilities, available for lenders who participated in convertible loan B (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding convertible loan B).

On April 11, 2025, the Company announced the first closing date of the offer and issued notes for an aggregate amount of $3,848.

On June 3, 2025, the Company announced the second closing date of the offer and issued notes for an aggregate amount of $77.

The loans bear interest at a rate of 5%, 10% and 12% per annum, paid on a quarterly or annually basis. The term of the loans is 24 months from the closing dates.

Any accrued interest for the period between proceeds of the loans and issuance of the notes will be added to the principal amount of the notes as incremental principal.

An additional compensation, the Company extended 503,033 Early Conversion Warrants, 257,143 Major Investor Warrants and 64,986 warrants held by the lenders for additional 24 months (Notes 4c, 4d and 5e) (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding Early Conversion Warrants and Major Investor Warrants).

The Company accounted for these transactions in accordance with the treatment of an issuance of freestanding instruments issued together. Firstly, the Company measured the value of the liability loan component (principal and interest), at fair value. Secondly, the remainder of the transaction price was allocated to the hybrid instrument as an equity component which represents the value of the warrant extension for 24 months.

The initial adjustments to the fair value of the liability component were accounted for as discount debt to the notes and as an equity reserve. The discount debt is amortized to profit and loss on straight line basis over the contractual life of the notes to reflect its fair value at each reporting period:

	5%	10%	12%	Total
Balance as of December 31, 2024	-	-	-	-
Proceeds from drawing loans	500	2,039	1,386	3,925
Accrued interest recognized as incremental principal	2	1	19	22
Repayment of principal and interest	-	(46)	-	(46)
Recognition of debt discount	(37)	(331)	(181)	(549)
Amortization of debt discount	4	37	18	59
Accrued interest recognized in Profit or loss	6	46	38	90
Balance as of June 30, 2025	475	1,746	1,280	3,501

The outstanding balance is presented as long-term loan.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 6 - LOANS (Continued):

D.Funds received for new loan facilities that were not yet closed:

1)During the six-month period ended June 30, 2025, the Company received $1,733 as part of a new convertible loan facility. The new convertible loan facility will bear interest at a rate of 8% per annum, paid on an annual basis. The term of the convertible loan is 36 months from the closing date (the “Maturity Date”). The lender may, at any time following 12 months from the closing date (the “First Anniversary”), prior to the Maturity Date, elect to convert any unconverted portion of the principal amount together with the accrued interest into common shares at the Conversion Price (as defined below).

The conversion price is the price per share (the “Conversion Price”) that is equal to Closing Market Average (as defined below) of the Company’s common shares on the date of conversion less a discount of 20% but in any event not less than the Closing Market Price on the date of issuance (the “Floor Price”) and not higher than three times the Floor Price if converted after the First Anniversary and before 24 months following the closing date (the “Second Anniversary”) and five times the Floor Price if converted after the Second Anniversary. No conversion may be made within 3 months of the latest conversion by the lender.

The closing market average is the average of the published closing price (the “Closing Market Average “) of the common shares of the Company for the 20 days prior to conversion.

Any accrued interest for the period between proceeds of the funds and issuance of the convertible notes will be added to the principal amount of the convertible notes as incremental principal.

As of June 30, 2025, the Company didn’t close these convertible loan facilities (Note 9a).

Balance as of December 31, 2024	-
Proceeds from drawing loans	1,733
Accrued interest recognized in Profit or loss	28
Balance as of June 30, 2025	1,761

The outstanding balance is presented as long-term loan.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 7 - RELATED PARTIES TRANSACTIONS:

Related parties including the Company’s CEO, CFO, Chairman of the Board and Directors.

Related party transactions:

	Three months ended June 30, 2025	Six months ended June 30, 2025	Three months Ended June 30, 2024	Six months Ended June 30, 2024
Compensation of key management personnel of the Company:
CEO Management fees	211	402	87	204
Chairman of the Board Management fees	158	314	99	231
CFO Management fees	45	103	8	15
Directors Management fees	57	107	-	-
Share based compensation to CEO	-	-	-	-
Share based compensation to Chairman of the Board	-	-	-	-
Share based compensation to CFO	1	3	-	-
Other related party transactions:
Accrued interest to a close member of the Chairman of the Board	30	62	-	-
Accrued interest to CFO	8	16	-	-
Issuance of shares to Directors (*)	-	-	-	142
Issuance of units of securities to Directors (**)	-	-	50	50
Share-based compensation to Directors	3	8	-	-

Related party balances:

As of June 30,	2025	2024
Due to the CEO	258	29
Due to the Chairman of the Board	741	-
Due to the CFO	259	-

Bonus plan

The Company’s Chairman of the Board, CEO, CFO and key management employees are entitled to receive an annual bonus based on performance.

(*) Issuance of shares to Directors

On March 28, 2024, in connection with the issuance of convertible loan A (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding convertible loan A), a director of the Company converted his carrying amount which consist of principal and accrued interest into 21,744 common shares.

(**) Issuance of unit of securities

On June 28, 2024, in connection with a private placement financing, an independent director of the Company participated by investing an aggregate amount of $50 which resulted in the issuing of 7,000 units.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 8 - OPERATING SEGMENTS:

The Company has two operating segments or business units: the Products business unit and the CDMO Services business unit. In identifying these operating segments, management generally follows the Company service lines representing its main products and services.

The Company’s chief operational decision maker reviews the Company’s internal reports for performance evaluation and resource allocations. The Company’s management determined the operational segments based on these reports. The chief operational decision maker examines the performance of the operating segments based on the measurement of operating profit. No information was presented on the assets and liabilities of the segments because these items are not analyzed by the main operational decision maker in segmentation.

The Company’s chief operating decision maker is the chief executive officer.

Segment description

1.Products business unit

oNutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

oCosmeceuticals: Research and development for future manufacturing, marketing, and sales of science-based therapeutic cosmeceutical solutions.

2.CDMO Services business unit

Offering customers from the pharmaceuticals, cosmeceuticals, nutraceuticals, and nutrition industries through an end-to-end service agreement for development and manufacturing of specific plant-based active molecules.

Segment information:

	Three months ended June 30, 2025
	Products	CDMO Services	Total
Revenues	8,051	464	8,515
Cost of revenues	3,223	206	3,429
Research and development	988	349	1,337
Segment loss	1,624	191	1,815
Finance expense, net			2,226
Tax expenses			39
Net loss and comprehensive loss			4,080

	Six months ended June 30, 2025
	Products	CDMO Services	Total
Revenues	15,741	634	16,375
Cost of revenues	6,439	255	6,694
Research and development	1,891	691	2,582
Segment loss	2,973	561	3,534
Finance expense, net			2,087
Tax expenses			77
Net loss and comprehensive loss			6,418

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 8 - OPERATING SEGMENTS (Continued):

	Three months ended June 30, 2024
	Products	CDMO Services	Total
Revenues	5,952	75	6,027
Cost of revenues	2,818	107	2,925
Research and development	927	161	1,088
Segment loss	1,475	301	1,776
Finance income, net			(1,089)
Tax expenses			-
Net loss and comprehensive loss			687

	Six months ended June 30, 2024
	Products	CDMO Services	Total
Revenues	11,221	150	11,371
Cost of revenues	5,159	107	5,266
Research and development	1,824	298	2,122
Segment loss	2,724	476	3,200
Finance expense, net			4,068
Tax expenses			-
Net loss and comprehensive loss			7,268

Entity wide disclosures

	External revenue by location
	Six months ended June 31,
	2025	2024
Israel	1,603	1,059
North America	14,772	10,312
	16,375	11,371

	External revenue by location
	Three months ended June 31,
	2025	2024
Israel	960	574
North America	7,555	5,453
	8,515	6,027

Additional information about revenue

There is no single customer for which revenue amounts to 10% or more of total revenue reported in these financial statements for the three and six months ended June 30, 2025, and 2024.

NOTE 9 - SUBSEQUENT EVENTS:

a)Following June 30, 2025, the Company received an additional $750 as part of a new convertible loan facility (Note 6D).